May 27, 2005

VIA EDGAR AND FACSIMILE

Mr. Jay Webb

Reviewing Accountant

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:  Electro-Sensors, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004

File No. 000-09587

Dear Mr. Webb:

This letter is being filed to respond on behalf of Electro-Sensors, Inc., a Minnesota corporation formed in July 1968 (the “Company”), to the comments raised by your letter dated May 9, 2005 regarding the above-referenced filing.  For ease of reference, we have included each of your comments followed by the Company’s responses.

Form 10-KSB for the fiscal year ended December 31, 2004

General

1.               SEC COMMENT:  Please explain whether you are an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 (“Investment Company Act”). Please explain how you have made this determination and provide data indicating the value of your “investment securities” and total assets on an unconsolidated basis as of the fiscal year ended December 25, 2004.

2.               SEC COMMENT:  If you are an investment company under Section 3(a)(1)(C), please explain how you are in compliance with the Investment Company Act. For example, please explain fully whether you can rely on Rule 3a-l of the Investment Company Act.

COMPANY RESPONSE:   The Company acknowledges that its asset and income compositions have exceeded the quantitative factors of

Section 3(c)(1) of the Investment Company Act and Rule 3a-1 adopted thereunder.  However, the Company believes that the limited number of investment securities it owns and the circumstances surrounding its two primary securities holdings, together with the nature of its historical operations, the activities of its management and its consistent characterization of its business to the public, are consistent with a conclusion that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.  The Company, therefore, is entitled to rely upon Section 3(b)(1) of the Investment Company Act and is not an investment company.

The Investment Company Act

Section 3(a)(1)(C) of the Investment Company Act defines “investment company” to include any company that: (i) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and (ii) that owns investment securities (essentially all securities except federal government securities and securities of majority-owned subsidiaries) with a value exceeding 40% of its total assets (excluding cash items, money market accounts and federal government securities).  The Securities and Exchange Commission (“SEC”) often interprets this statute solely as a quantitative test, though some federal courts consider the quantitative test to be primarily a “red flag” and view the “primary business” test as the ultimate determinant of investment company status.(1)

Section 3(b)(1) exempts any company from the provisions of Section 3(a)(1)(C) if the company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.  The determination of whether a company is eligible to rely upon Section 3(b)(1) is based upon an analysis of a five-part, facts-and-circumstances standard involving the following criteria:

(1)                                  the company’s historic development;

(2)                                  the company’s public representations of policy;

(3)                                  the activities of the company’s officers and directors;

(4)                                  the nature of the company’s present assets; and

(5)                                  the source of the company’s present  income.(2)

(1)  See Allison Lynne Siimes v. Salvatore Giordana (1992 U.S. Dist. LEXIS 16235) (Dist. N.J. Oct. 8, 1992).  See also Wilkie Farr & Gallagher, SEC No-Action Letter (publicly available Oct. 23, 2000).

(2)  See Tonopah Mining Co. of Nevada, SEC No-Action Letter (publicly available July 21, 1947).

The SEC has stated that it considers the fourth and fifth factors to be the most important.(3)

Section 3(b)(1) is an “automatic” exemption; reliance on Section 3(b)(1) is not conditioned upon obtaining affirmative relief from the SEC.(4)

The Company’s Classification Under the Investment Company Act

The Company believes that an application of the foregoing five-part facts-and-circumstances standard supports a conclusion that it is entitled to rely upon Section 3(b)(1) and therefore is not an investment company.

(1)                                  The issuer’s historic development.  This factor considers whether a company has established a pattern of ordinary operations.

The Company has historically actively conducted two distinct operating businesses: its Controls Division and its AutoData® Systems Division.

Controls Division

The Company’s Controls Division manufactures and sells several different types of monitoring systems that measure actual machine production and operation rates, as well as systems that regulate the speed of related machines in production processes.

Speed Monitoring Systems. The Company’s original products, speed monitoring systems, compare machine revolutions per minute or speed against acceptable rates as determined by the customer.  The monitors generally have the same relative operating principle, and use a non-contacting sensing head that translates the speed of a rotating shaft into analog readouts.  The systems include a signal-generating pulser disc or wrap that attaches to a rotating shaft, the sensing device, and a control unit.  The systems vary in complexity, from a simple system that detects slow-downs or stoppages, to more sophisticated systems that warn of deviations from precise tolerances and that permit various subsidiary operations to be determined through monitoring the shaft speed.

The Company’s speed monitoring systems include a line of digital products that translate sensor impulses from its production monitoring systems into digital readouts indicating production counts or rates, such as parts, gallons, or board feet.  These speed monitoring systems also include alarm systems, tachometers, and other devices that translate impulses from the sensors into alarm signals, computer inputs, or digital displays that are usable by the customer.

(3)  See Investment Company Act Release No. 10937 (Nov. 13, 1979).

(4)  See Margaret A. Bancroft & Lawrence B. Stoller, Avoiding Classification As an Investment Company: Exemptions and Exclusions for Business Corporations, 65 C.P.S. (BNA).

Two production-monitoring devices that do not operate by measuring shaft speeds are also in the Company’s speed monitoring systems product line. These devices are the tilt switch and vibration monitor.  A tilt switch is designed to alert the operator when a storage bin or production system reaches a certain capacity (i.e. when grain fills a silo).  A vibration monitor will alert an operator when the vibration in a production system exceeds or is below a specified level.

Drive Control Systems.  In 1987, the Company expanded its speed monitoring systems product line to include products that regulate and synchronize machine speeds.  Drive control system products not only monitor machine operation levels, but also regulate the speed of motors on related machines in a production sequence to ensure that the performance of the various machine(s) is coordinated.  The product line consists of a line of digital control products for motors that require a complete closed loop PID (Proportional Integral Derivative) control. The closed-loop controllers coordinate production speed among process motors and reduce waste.

In 1988, the Company entered into a sales agreement with MKS Maschinen Kontroll Systeme GmbH (“MKS”), the West German manufacturer of a Synchronous Drive Controller (“SDC”) product line, giving the Company exclusive rights to distribute in the United States the drive control products manufactured by MKS.  The SDC product line manufactured by MKS coordinates motors in a production machine with other parts of the machine process. The SDC products were designed for use as a precision speed reference for use with variable speed drives and enable manufacturers to match speed/velocity and phase/position of independently driven machines so they operate together. Applications include synchronizing overhead and floor conveyors and load sharing of multiple motors.

AutoData® Systems Division

In 1993, the Company began development of its AutoData® Systems as a development project chartered to create opportunities using proprietary pattern recognition technology. The outcome of the project was a Microsoft® Windows® based software system that reads hand printed characters, checkmarks, and barcodes from scanned forms.

The Company’s system offers an alternative to manual data entry, by automatically extracting information from paper forms and converting it into a format compatible with most computer databases. This intelligent data entry alternative saves time, strain, and money compared to the method of manual data entry. The basis of the handprint reading capability is Associative Pattern Memory™ (APM), a patented pattern recognition algorithm. APM is a trainable, neural network-based memory that was incorporated in a Dynamic Link Library (DLL). This DLL is the foundation of the four products currently sold by AutoData® Systems Division.  The Company periodically develops and releases upgrades to its software programs, as discussed in more detail in its Form 10-KSB.

The historical nature of the Company’s businesses supports a conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

(2)                                  The issuer’s public representations of policy.   This factor considers a company’s presentation of its primary business to the public.  In its periodic reports filed with the SEC, the Company has consistently characterized its business in a manner consistent with the description of its business outlined in the first factor above.  Although the Company’s asset and income composition have exceeded the quantitative asset and income factors, the Company has affirmatively stated in its periodic reports that it does not intend to be an investment company, and that it intended to pursue a liquidation strategy with respect to its investment in August Technology Corporation (discussed more below).  The Company has also stated in its periodic reports that it does not purchase securities based upon an expectation in short-term fluctuations in values, and as a result is entitled to classify its two primary investment as available-for-sale (which entitles the Company to record unrealized gains and losses as a separate component of its stockholders’ equity rather than recording changes in value in its income statement).  Each of these facts support a conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

(3)                                  The activities of the issuer’s officers and directors.  This factor considers the activities of a company’s officers, directors and other management personnel.  If such persons spend their time managing and seeking investments rather than managing operating businesses, a company is more likely to be primarily engaged in investment activities.

The Company’ officers, directors and other management personnel principally spend their time managing and operating the Company’s operations in a manner consistent with the Company’s representations to the public regarding its primary businesses.  Although the Company’s officers may from time to time evaluate whether to make investments pending their investment in the Company’s businesses, these activities are incidental  to their primary activities and must  be taken preserve value for the Company’s shareholders consistent with management’s fiduciary duties.  As a result, the nature of the Company’s management team activities is consistent with a conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

(4)                                  The nature of a company’s present assets.  This factor evaluates the value of a company’s investment in securities.  Generally, under Rule 3a-1, if 45% or more of a company’s adjusted total asset value is attributable to securities (other than government securities, among others), a company has a heightened risk of being deemed an investment company.

(in 000’s)	3/31/05	12/31/04	9/30/04	6/30/04	3/31/04	12/31/03	9/30/03	6/30/03	3/31/03
Rule 3a-1 Securities(5)	9,440	9,637	6,758	11,929	14,187	16,238	12,775	6,397	4,279

Total Assets(5)	18,912	19,067	16,297	21,449	20,582	23,236	20,412	14,638	13,083
Less: Cash Items and Gov’t Securities	6,516	6,464	6,620	6,718	6,895	6,863	6,193	6,180	6,355
Adjusted Total Assets	12,396	12,603	9,677	14,731	13,687	16,373	14,219	8,458	6,728
Ratio	76.2%	76.5%	69.8%	81.0%	83.2%	85.3%	80.5%	65.9%	56.6%

The Company’s two primary securities holdings are August Technology Corporation and PPT Vision, Inc.  As of March 31, 2005, the Company owned:

•                  657,765 shares of August Technology common stock, with a market value of $7,709,000 million and a cost of $66,000; and

•                  2,207,036 shares of PPT Vision, with a book value of $0 (due to losses recorded under and consistent with the equity method of accounting), a market value of $1,302,000 and a cost of $2,434,000.

Together, these investments account for $9,011,000, or 95%, of the value of the Company’s securities at March 31, 2005.(6)

The Company invested $150,000 in August Technology in June 1994, when August Technology was a private company.  August Technology undertook its initial public offering in August 2000, and the value of its common stock has increased significantly since that time.  The Company has not made any additional investments in August Technology since its initial investment in June 1994.  The Company has adopted a publicly-stated strategy of liquidating its investment in August Technology over time as appropriate to help fund the Company’s operations.

The Company’s investment in PPT Vision has been made over time, but its initial investment was made in connection with PPT Vision granting the Company an exclusive license in January of 1992 to use an algorithm necessary for the Company’s “reading”

(5)  The Company has included the market value of PPT Vision securities (determined consistent with Section 2(1)(41)(A)(i) of the Investment Company Act) in these calculations.  The Company’s investment in PPT Vision is recorded at $0 on the Company’s balance sheet due to losses recorded under and consistent with the equity method of accounting.

(6)  For purposes of this letter, we have assumed for argument’s sake that the Company’s investment in PPT Vision, which is accounted for under the equity method, does not satisfy the requirements of Rule 3a-1(a)(4) since the Company may not be deemed to “control primarily” PPT Vision.  If the Company’s does in fact “control primarily” PPT Vision, and the other requirements of Rule 3a-1(a)(4) are satisfied, then the Company would be entitled to exclude PPT Vision from the numerator in the above calculations, which would reduce the Company’s ratio of securities to adjusted total assets.

technology.   The Company continues to use the algorithm in the Company’s AutoData® Systems Division.  The Company’s investment in PPT Vision is accounted for under the equity method of accounting as a result of the conclusion that the Company is able to exert “significant influence” over PPT Vision’s operations.

In addition to the foregoing factors, the SEC sometimes considers the turnover rate of a company’s securities portfolio in determining a  company’s primary business.(7)  The Company does not actively trade securities, and believes it owns only three classes of securities that constitute investment securities under Rule 3a-1 of the Investment Company Act.  This additional factor, together with the particular circumstances surrounding the Company’s investments in August Technology and PPT Vision, support a conclusion that the Company’s asset composition is not inconsistent with the conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

(5)                                  The source of a company’s present  income.  This factor evaluates the amount of a company’s income from securities (other than government securities, among others).  If 45% or more of a company’s net income after taxes is derived from such securities, a company has a heightened risk of being deemed an investment company.

(in 000s)	Fiscal Year Ended 12/31/04	Fiscal Year Ended 12/31/03
Income from 3a-1 securities	441	1,205

Net income after taxes	172	(144)
Add: Equity method investee net losses(8)	172	734
Adjusted net income after taxes	344	590
Ratio	128%	204%

(7)  See SEC Inv. Co. Act Rel. No. 10937 (Nov. 13, 1979); see also Lemke, Lins and Smith, Regulation of Investment Companies, Vol. 1, § 3.05(3) (Mathew Bender & Co. 2004); see also SEC v. Dart Group Corp Fed. Sec. L. Rep. (CCH) ¶ 94,953 (Feb. 28, 1990).

(8)  Equity method investee net losses for the period ended December 31, 2004 reflect a $140,000 proportionate loss recorded in connection with the Company’s investment in PPT Vision, and a $20,000 proportionate loss recorded in connection with the Company’s investment in a la mode, LLC.  In April 2004, the Company invested $160,000 for 20% of a la mode’s member interests.  a la mode, is a private company.  At March 31, 2005, the book value of a la mode was $130,000, but the Company believes that the market value of this investment is nominal at best.  The Company currently anticipates writing-off the remaining value of its a la mode investment in fiscal 2005.  For the fiscal year ended December 31, 2003, equity method investee losses reflect losses recorded in connection with the Company’s investment in PPT Vision.  At March 31, 2005, the Company was no longer eligible to record proportionate losses from PPT Vision under the equity method of accounting since losses in excess of invested amounts must be suspended and applied against future equity in earnings.   At March 31, 2005, the Company had approximately $810,000 in suspended losses from its investment in PPT Vision that will be used to offset future recognition of equity method earnings from the investment.

The ratio of the Company’s income from securities to total adjusted net income after taxes is unusually high as a direct result of the Company’s stated strategy of liquidating its investment in August Technology over time.  The difference between the value of the Company’s investment in August Technology compared to the Company’s cost of such investment is extremely high.  Each sale of August Technology stock results in a near 100% gain on the sale of investment, which is recorded in the Company’s income statement in the period of each such sale.  Given the unusual circumstances surrounding the Company’s investment in August Technology, and its stated goal to continuously liquidate its investment over time,  the Company’s income composition is not inconsistent with the conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

An analysis of three of the five foregoing factors clearly supports a conclusion that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.  The fourth and fifth factors, evaluating the nature of the Company’ assets and income, create a “red flag” that the Company may be an investment company required to register under the Investment Company Act.  However, since the 45% tests are generally viewed as only a threshold for determining the presence of an investment company, these tests are dispositive in determining the primary business of a company.  Further, given the particular circumstances that have led to the Company’s asset and income ratios being high, the ratios should not be given primary or controlling weight in the analysis of the Company’s primary business.  Given the foregoing, and based upon the totality of the five factors, we believe the Company is primarily engaged in a business other than investing, reinvesting, owning, holding or trading in securities.

Item 7- Financial Statements and Supplementary Data - Page 12

Report of Independent Registered Public Accounting Firm - Page 14

SEC COMMENT:  Please either revise the filing to include an audit report that opines on the proper fiscal 2002 financial statements or delete fiscal 2002 information from the filing.

COMPANY RESPONSE:  Please note that exhibit 23.2 displays the correct dates, however yes, there were 2 typos on page 14.  These 2 dates will be corrected to read “2002” instead of “2001” and an amended 10-KSB will be filed.

Note 1. Nature of Business and Significant Accounting Policies - Page 19

Software revenue recognition - Page 21

4.               SEC COMMENT:  We see that your customers pay an annual maintenance fee for software support.  Please tell us more about these arrangements. Supplementary, please also address the following:

•                  The amount of support services included with the original character recognition software purchase.

•                  Whether the support services contracts are sold in conjunction with the original character recognition software or are included in the: original purchase price of the software.

•                  Your consideration of SOP 97-2 and EITF 00-21 related to the sale of software and software support.

COMPANY RESPONSE:  ADS’ customers are required with the original software purchase to pay an annual maintenance fee that is sold in conjunction with the original character recognition software, it is optional after the first year.  For example, most customers pay $2,795 for the Expertscan product and support.  The customer is billed $2,495 for the software, and $300 for the annual tech support.

The entry at the date of shipment would look like:

Account	Debit	Credit
Sales – Software		$2,495
Deferred Revenue		$300
Accounts Receivable	$2,795

The deferred revenue is recognized in equal amounts over the life of the contract which is 12 months.    After the initial 12 months of tech support expires, customers wishing to renew their annual tech support must again pay $300 to renew.

The Company believes that its revenue from software sales is being properly recorded in accordance with paragraph .08 of SOP 97-2, and that paragraph .07 of SOP 97-2 is not relevant to the Company.  Paragraph .07 states in part that “if an arrangement to deliver software or a software system, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, Long-Term Construction-Type Contracts, using the relevant guidance herein, and in SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type

Contracts.”  When the Company sells software to its customers, its software does not require significant production, modification, or customization.

Paragraph .08 of SOP 97-2 states in part that “if the arrangement does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met.

•     Persuasive evidence of an arrangement exists.

•     Delivery has occurred.

•     The vendor’s fee is fixed or determinable.

•     Collectibility is probable.”

The Company records revenue from the sale of its software consistent with the foregoing 4 characteristics, and defers any portion of the sales price of its software that is allocable to ongoing tech support.

The Company believes that it records the proper amount of deferred revenue in connection with the sale of software to customers in compliance with paragraphs .09 and ..10 of SOP SOP 97-2.  In particular, the amount of the initial deferred charge recorded in connection with the sale of software to customers equals the same amount that a customer must pay to renew their tech support after the expiration of the initial 12-month support period.  As a result, the Company believes its initial deferred charge is determined consistent with paragraph 10 of SOP 97-2, in particular since it reflects the “price charged when the same element is sold separately.”

Note 2. Investments - Page 25

Investment Reported on Equity Method - Page 26

5.               SEC COMMENT:  We see that you have determined that you have “significant influence” over the operations of PPT. Supplementary, tell us and revise future filings to indicate why the equity method is appropriate for this less than 20% owned investee. Tell us and revise future filings to indicate what specific factors lead you to conclude that you can exercise significant influence over PPT.

COMPANY RESPONSE:

We will update our future filings to clarify the one reason why we feel we have significant influence over PPT.

At March 31, 2005, we owned 2,207,036 or 18.7% of PPT Vision’s outstanding voting stock.  Mr. Peter R. Peterson, a member of our Board of Directors and who currently owns approximately 39.2% of our outstanding voting stock, personally owned 2,666,785, or 22.3%, of PPT Vision’s voting stock.  Combined, these ownership interests directly and indirectly represent 40% of PPT Vision’s outstanding voting stock.  Mr. Peterson is also a member of the Board of Directors of PPT Vision.  Based upon these factors, our independent registered public accountants, Virchow Krause and Co., concurred in our determination that the equity method of accounting is appropriate for our investment in PPT Vision.

In accordance with the your letter dated May 9, 2005, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bradley D. Slye
Bradley D. Slye
President